EXECUTION VERSION

MANULIFE FINANCIAL CORPORATION

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CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

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CST TRUST COMPANY

SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issue of
Subscription Receipts

Made as of September 15, 2014

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION	2

1.1	Definitions	2

1.2	Headings	7

1.3	References	7

1.4	Certain Rules of Interpretation	8

1.5	Day Not a Business Day	8

1.6	Applicable Law and Attornment	8

1.7	Conflict	8

1.8	Currency	8

1.9	Severability	8

1.10	[Intentionally Deleted]	8

ARTICLE 2 ISSUE OF SUBSCRIPTION RECEIPTS	9

2.1	Payment Acknowledgement	9

2.2	Terms and Issue of Subscription Receipts and Payments	9

2.3	Register for Subscription Receipts	10

2.4	Registers Open for Inspection	10

2.5	Receiptholder not a Shareholder	11

2.6	Subscription Receipts to Rank Pari Passu	11

2.7	Signing of Subscription Receipt Certificates	11

2.8	Certification by the Subscription Receipt Agent	11

2.9	Issue in Substitution for Subscription Receipt Certificates Lost, etc.	12

2.10	Exchange of Subscription Receipt Certificates	12

2.11	Transfer and Registration of Subscription Receipts	13

2.12	Global Subscription Receipts	14

2.13	Proceeds to be Placed in Escrow	16

2.14	Legend	16

2.15	Cancellation of Surrendered Subscription Receipt Certificates	17

ARTICLE 3 ISSUANCE OF UNDERLYING COMMON SHARES OR REFUND OF SUBSCRIPTION PRICE	17

3.1	Escrow Release Notice	17

3.2	Release of Funds from Escrow	17

3.3	Delivery of Underlying Common Shares	18

3.4	Issue of Underlying Common Shares and Payment Thereon	18

3.5	Right Not to Deliver Underlying Common Shares	19

3.6	Fractions	20

3.7	Payment on Termination	20

3.8	Additional Payments by the Corporation	21

ARTICLE 4 INVESTMENT OF PROCEEDS AND PAYMENT OF INTEREST	21

4.1	Investment of Escrowed Funds	21

4.2	Segregation of Escrowed Funds	22

4.3	Third Party Interest	22

ARTICLE 5 RIGHTS OF THE CORPORATION AND COVENANTS	22

5.1	Optional Purchases by the Corporation	22

5.2	General Covenants	23

5.3	Subscription Receipt Agent’s Remuneration and Expenses	23

5.4	Performance of Covenants by Subscription Receipt Agent	24

5.5	Accounting	24

5.6	Payments by Subscription Receipt Agent	24

5.7	Regulatory Matters	24

ARTICLE 6 ADJUSTMENTS	24

6.1	Definitions	24

6.2	Adjustment	25

6.3	Adjustment Rules	26

ARTICLE 7 ENFORCEMENT	28

7.1	Suits by Receiptholders	28

7.2	Immunity of Shareholders, etc.	28

7.3	Limitation of Liability	28

ARTICLE 8 MEETINGS OF RECEIPTHOLDERS	28

8.1	Right to Convene Meetings	28

8.2	Notice	29

8.3	Chairperson	29

8.4	Quorum	29

8.5	Power to Adjourn	29

8.6	Show of Hands	30

8.7	Poll and Voting	30

8.8	Regulations	30

8.9	The Corporation and Subscription Receipt Agent may be Represented	31

8.10	Powers Exercisable by Special Resolution	31

8.11	Meaning of Special Resolution	32

8.12	Powers Cumulative	33

8.13	Minutes	34

8.14	Instruments in Writing	34

8.15	Binding Effect of Resolutions	34

8.16	Holdings by the Corporation Disregarded	34

8.17	Voting with Public Receiptholders	35

ARTICLE 9 SUPPLEMENTAL AGREEMENTS	35

9.1	Provision for Supplemental Agreements for Certain Purposes	35

ARTICLE 10 CONCERNING THE SUBSCRIPTION RECEIPT AGENT	36

10.1	Rights and Duties of Subscription Receipt Agent	36

10.2	Evidence, Experts and Advisers	37

10.3	Actions by Subscription Receipt Agent to Protect Interest	39

10.4	Subscription Receipt Agent not Required to Give Security	39

10.5	Protection of Subscription Receipt Agent	39

10.6	Replacement of Subscription Receipt Agent; Successor by Merger	40

10.7	Conflict of Interest	41

10.8	Acceptance of Appointment	41

10.9	Subscription Receipt Agent Not to be Appointed Receiver	41

10.10	Subscription Receipt Agent Authorized to Carry on Business	41

10.11	Anti-Money Laundering and Privacy	41

ARTICLE 11 GENERAL	42

11.1	Notice to the Corporation, Subscription Receipt Agent and the Purchaser	42

11.2	Notice to Receiptholders	44

11.3	Ownership of Subscription Receipts	45

11.4	Evidence of Ownership	45

11.5	Satisfaction and Discharge of Agreement	46

11.6	Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Receiptholders	46

11.7	Subscription Receipts Owned by the Corporation or its Subsidiaries − Certificate to be Provided	46

11.8	Effect of Execution	46

11.9	Jurisdiction of Execution	47

11.10	Time of Essence	47

11.11	Force Majeure	47

11.12	Assignment	47

11.13	Counterparts	47

Schedule A	Form of Subscription Receipt Certificate	A-1

Schedule A	Form of Escrow Release Notice	B-1

SUBSCRIPTION RECEIPT AGREEMENT

THIS SUBSCRIPTION RECEIPT AGREEMENT made as of the 15th day of September, 2014.

BETWEEN:

MANULIFE FINANCIAL CORPORATION, a Canadian corporation incorporated under the Insurance Companies Act (Canada) (the “Corporation”)

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CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC, a legal entity governed by the laws of the Province of Québec (the “Purchaser”)

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CST TRUST COMPANY, a trust company existing under the laws of Canada (the “Subscription Receipt Agent”)

WHEREAS the Corporation is proposing to issue and sell Subscription Receipts, each representing the right to receive one Underlying Common Share;

AND WHEREAS:

(a)	the Proceeds are to be delivered to and held by the Subscription Receipt Agent and invested on behalf of the Receiptholders and the Corporation in the manner set forth herein;

(b)
if the Escrow Release Conditions are satisfied by the Deadline and a fully-executed Escrow Release Notice is delivered to the Subscription Receipt Agent prior to the Transaction Closing, the Escrowed Funds, less any amounts required to satisfy the payment of the Dividend Equivalent, shall be released to the Corporation;

(c)
if the Transaction Closing occurs on or before the Deadline, each holder of Subscription Receipts shall automatically receive, without any action on the part of the holder thereof and without payment of additional consideration, one Underlying Common Share for each Subscription Receipt held by the Receiptholder (subject to any applicable adjustment as provided herein), together with a cash payment per Subscription Receipt equal to the Dividend Equivalent, if any, less any applicable withholding taxes;

(d)
if a Termination Event occurs, then the subscription for Underlying Common Shares represented by each Subscription Receipt shall be automatically terminated and cancelled, and each Receiptholder shall be entitled to receive from the Corporation an amount equal to the Subscription Price in respect of each Subscription Receipt held, together with such Receiptholder’s pro rata share of the Earned Interest, as provided herein, less any applicable withholding taxes, if any;

AND WHEREAS all things necessary have been done and performed to make the Subscription Receipts, when certified by the Subscription Receipt Agent and issued as provided in this Agreement, legal, valid and binding obligations of the Corporation with the benefits and subject to the terms of this Agreement;

AND WHEREAS the foregoing recitals are by the Corporation, and not by the Subscription Receipt Agent or the Purchaser;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement and the recitals, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended;

(b)	“Agreement” means this agreement, as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof;

(c)	“Authorized Investments” has the meaning attributed thereto in Section 4.1;

(d)	“Book-Entry Only System” means the book-based securities transfer system administered by CDS in accordance with its operating rules and procedures in force from time to time;

(e)
“Business Day” means any day that is not a Saturday, a Sunday or a statutory or civic holiday or a day on which banking institutions are not generally authorized or obligated to open for business in Toronto, Ontario;

(f)	“Capital Reorganization” has the meaning given to that term in Section 6.2;

(g)	“CDS” means CDS Clearing and Depository Services Inc. and its successors in interest;

(h)
“Common Provisions” means the following provisions of both this Agreement and the Public Subscription Receipt Agreement: (i) the definitions of Deadline, Escrow Release Conditions, Termination Date, Termination Event, Transaction,

Transaction Closing and Transaction Closing Date, (ii) Section 2.2, to the extent of provisions that appear in both this Agreement and the Public Subscription Receipt Agreement, (iii) Section 2.5, (iv) Section 2.6, (v) Article 3, to the extent of provisions that appear in both this Agreement and the Public Subscription Receipt Agreement, (vi) Section 5.2, to the extent of provisions that appear in both this Agreement and the Public Subscription Receipt Agreement, (vii) Article 6, (viii) Article 7, and (ix) Section 8.17;

(i)	“Common Shares” means the common shares in the capital of the Corporation;

(j)	“Common Share Reorganization” has the meaning given to that term in Section 6.2;

(k)	“Corporation” means Manulife Financial Corporation, a Canadian corporation incorporated under the Insurance Companies Act (Canada);

(l)	“Counsel” means a barrister or solicitor or a firm of barristers or solicitors, who may be counsel for the Corporation, acceptable to the Subscription Receipt Agent, acting reasonably;

(m)
“Current Market Price” for any date means the volume weighted average price per share for Common Shares for 20 consecutive trading days ending on the fifth trading day preceding the date of determination on the TSX (or, if the Common Shares are not listed thereon, on such stock exchange on which the Common Shares are listed as may be selected for such purpose by the Corporation or if the Common Shares are not listed on any stock exchange, then on the over-the-counter market). The volume weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of Common Shares so sold;

(n)	“Deadline” means the date that is nine months from the date of the Purchase Agreement;

(o)	“Designated Office” means the principal stock transfer office of the Subscription Receipt Agent from time to time in Toronto, Ontario;

(p)
“Dividend Equivalent” means the aggregate amount per Subscription Receipt that a Receiptholder would have been entitled to receive if, on the record date for each cash dividend declared per Common Share, if any, for which the record date for payment occurs during the period from and including the date on which the Subscription Receipts are issued to, but excluding, the Transaction Closing Date, the Receiptholder had been the registered holder of the number of Common Shares equal to the number of Underlying Common Shares issuable per Subscription Receipt according to the terms of this Agreement;

(q)	“Earned Interest” means the interest or other income actually earned on the investment or reinvestment of the Escrowed Funds from and including the date on which the Subscription Receipts are issued to, but excluding, the earlier to occur of the Transaction Closing Date and the Termination Date;

(r)	“Escrow Account” has the meaning ascribed thereto in Section 2.1(a);

(s)
“Escrow Release Conditions” means that (i) all conditions, undertakings, and other matters to be satisfied, completed and otherwise met prior to the completion of the Transaction, and without amendment or waiver materially adverse to the Corporation, considered as a whole (at the determination of the Corporation, acting reasonably and in good faith), unless the consent of the Purchaser, acting reasonably and in good faith (provided, however, that such consent may in any case be withheld by the Purchaser if the Lead Underwriter shall not have granted its consent in respect of such amendment or waiver under the Public Subscription Receipt Agreement), is given to such amendment or waiver, have been satisfied, completed, or otherwise met, other than the payment of the consideration to be paid for the Transaction for which the Escrowed Funds are required, in whole or in part; and (ii) there has been no amendment to the terms and conditions of the Purchase Agreement materially adverse to the Corporation, considered as a whole (at the determination of the Corporation, acting reasonably and in good faith), unless the consent of the Purchaser, acting reasonably and in good faith (provided, however, that such consent may in any case be withheld by the Purchaser if the Lead Underwriter shall not have granted its consent in respect of such amendment under the Public Subscription Receipt Agreement), is given to such amendment;

(t)
“Escrow Release Notice” means the notice provided to the Subscription Receipt Agent and the Purchaser, substantially in the form attached hereto as Schedule “B”, executed by the Corporation and certifying that the Escrow Release Conditions have been satisfied;

(u)	“Escrowed Funds” means an amount equal to the Proceeds plus any Earned Interest;

(v)	“Global Subscription Receipt Certificate” means a Subscription Receipt Certificate that is issued to and registered in the name of CDS or its nominee;

(w)	“ICA” means the Insurance Companies Act (Canada), as amended;

(x)
“Ineligible Person” means any Person whose address is in, or whom the Corporation or the Transfer Agent for the Underlying Common Shares has reason to believe is a resident of, any jurisdiction outside Canada where the issue or delivery to that Person of Underlying Common Shares would require the Corporation to take any action to comply with insurance, securities or analogous laws of that jurisdiction or would give rise to a liability for withholding tax in connection with such issuance or delivery;

(y)
“Ineligible Government Holder” means any Person who is the federal or a provincial government in Canada or agent or agency thereof, or the government of a foreign country or any political subdivision of a foreign country, or any agent or agency of a foreign government, in each case to the extent that the recording in the Corporation’s securities register of a transfer or issue of any share of the Corporation to such Person would cause the Corporation to contravene the ICA;

(z)	“Issue Time” means the time of the Transaction Closing;

(aa)	“Lead Underwriter” has the meaning ascribed thereto in the Public Subscription Receipt Agreement;

(bb)	“NYSE” means the New York Stock Exchange;

(cc)
“Person” means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities and governments, governmental agencies and political subdivisions thereof;

(dd)	“Proceeds” means the product of the Subscription Price and the number of Subscription Receipts issued to the Purchaser on the Private Placement Closing Date;

(ee)
“Private Placement Closing Date” means September 15, 2014 or any earlier or later date as the Corporation and the Purchaser may mutually agree upon in writing as the date on which the purchase and sale of the Subscription Receipts pursuant to the Subscription Agreement is completed;

(ff)
“Private Placement Closing Time” means 8:00 a.m., Toronto time, on the Private Placement Closing Date, or such other time on the Private Placement Closing Date as the Corporation and the Purchaser may mutually agree upon;

(gg)	“Public Receiptholders” means holders of subscription receipts issued pursuant to the Public Subscription Receipt Agreement;

(hh)
“Public Subscription Receipt Agreement” means the subscription receipt agreement dated the date hereof by and among the Corporation, Scotia Capital Inc. and CST Trust Company, as subscription receipt agent, in respect of 81,860,464 subscription receipts of the Corporation offered pursuant to a public offering;

(ii)	“Purchase Agreement” means the purchase agreement between The Manufacturers Life Insurance Company, Standard Life Oversea Holdings Limited and Standard Life plc dated as of September 3, 2014;

(jj)	“Receiptholders” or “holders” means the Persons who are registered owners from time to time of Subscription Receipts;

(kk)	“Receiptholders’ Request” means an instrument signed in one or more counterparts by Receiptholders holding, in aggregate, not less than 25% of the

Subscription Receipts then outstanding, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;

(ll)	“SEHK” means the Stock Exchange of Hong Kong;

(mm)	“Shareholders” means the holders from time to time of Common Shares;

(nn)
“Significant Shareholder” means any Person who beneficially owns directly, or indirectly through entities controlled by such Person or Persons associated with or acting jointly or in concert with such Person, shares of any class of the Corporation in excess of 10% of the total number of outstanding shares of that class;

(oo)	“special resolution” has the meaning attributed thereto in Section 8.11;

(pp)	“Subscription Agreement” means the subscription agreement between the Corporation and the Purchaser dated as of September 3, 2014;

(qq)	“Subscription Price” means $21.02 per Subscription Receipt;

(rr)	“Subscription Receipt Agent” means CST Trust Company or its successors from time to time under this Agreement;

(ss)
“Subscription Receipt Certificate” means a certificate evidencing Subscription Receipts substantially in the form attached as Schedule A hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Agreement or as may be required to comply with any law or the rules of any securities exchange or as may be consistent with the terms of this Agreement and as the Corporation may deem necessary or desirable;

(tt)
“Subscription Receipts” means the subscription receipts of the Corporation issued and certified hereunder and from time to time outstanding, each Subscription Receipt evidencing the rights provided for herein;

(uu)	“subsidiary” has the meaning ascribed thereto in National Instrument 45-106 of the Canadian Securities Administrators;

(vv)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

(ww)	“Termination Date” means the date on which a Termination Event occurs;

(xx)
“Termination Event” means the earlier of (i) the Transaction Closing not occurring on or before the Deadline, (ii) the date upon which the Corporation delivers to the Purchaser and the Subscription Receipt Agent a notice executed by the Corporation that the Purchase Agreement has been terminated (such notice, if any, to be given on the same date as any such notice given to the Lead Underwriter under the Public Subscription Receipt Agreement), (iii) the date on which the Corporation delivers to the Purchaser and the Subscription Receipt Agent a notice executed by the Corporation that the Corporation does not intend to proceed with the Transaction (such notice, if any, to be given on the same date as any such notice given to the Lead Underwriter under the Public Subscription Receipt Agreement), and (iv) the date on which the Corporation announces to the public by way of press release that it does not intend to proceed with the Transaction;

(yy)	“Termination Payment Time” means 5:00 p.m. (Toronto time) on the third Business Day after the Termination Date;

(zz)
“Transaction” means the acquisition by The Manufacturers Life Insurance Company of all of the issued and outstanding shares of Standard Life Financial Inc. and Standard Life Investments Inc. as contemplated by the Purchase Agreement;

(aaa)	“Transfer Agent” means the registrar and transfer agent from time to time of the Common Shares, being as of the date hereof CST Trust Company;

(bbb)	“Transaction Closing” means the Closing as defined in the Purchase Agreement;

(ccc)	“Transaction Closing Date” means the date of the Transaction Closing;

(ddd)	“TSX” means the Toronto Stock Exchange;

(eee)
“Underlying Common Shares” means the Common Shares automatically issuable to holders of Subscription Receipts without any action on the part of the holder thereof and without payment of additional consideration in accordance with the terms and conditions of this Agreement and the Subscription Receipts; and

(fff)	“U.S. Person” means a “U.S. person” as that term is defined in Regulation S of the 1933 Act.

1.2	Headings

The headings, the table of contents and the division of this Agreement into Articles and Sections are for convenience of reference only and shall not affect the interpretation of this Agreement.

1.3	References

Unless otherwise specified in this Agreement:

(a)	references to Articles, Sections, and Schedules are to Articles, Sections, and Schedules in this Agreement; and

(b)
“hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions, without reference to a particular provision, refer to this Agreement and a reference to “Party” refers to a party to this Agreement.

1.4	Certain Rules of Interpretation

Unless otherwise specified in this Agreement:

(a)	the singular includes the plural and vice versa; and

(b)	references to any gender shall include references to all genders.

1.5	Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.6	Applicable Law and Attornment

This Agreement and the Subscription Receipts shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the parties hereto hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

1.7	Conflict

In the event of a conflict or inconsistency between a provision in the body of this Agreement and in any Subscription Receipt Certificate issued hereunder, the provision in the body of this Agreement shall prevail to the extent of the conflict or inconsistency.

1.8	Currency

All dollar amounts expressed in this Agreement and in the Subscription Receipts are in lawful money of Canada and all payments required to be made hereunder and thereunder shall be made in Canadian dollars.

1.9	Severability

Each of the provisions in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

1.10	[Intentionally Deleted]

1.11	Schedules

The following Schedules attached to this Agreement form an integral part of this Agreement:

Schedule “A”:                                Form of Subscription Receipt Certificate
Schedule “B”:                                 Form of Escrow Release Notice

ARTICLE 2
ISSUE OF SUBSCRIPTION RECEIPTS

2.1	Payment Acknowledgement

(a)
Promptly upon the Proceeds being deposited with the Subscription Receipt Agent in accordance with Section 2.13, the Subscription Receipt Agent shall, in writing, acknowledge receipt from the Purchaser of funds representing the Proceeds by wire transfer and confirm that such funds have been deposited in a segregated trust account in the name of the Corporation designated as “CST Trust Company ITF Manulife Financial Corporation - Sub. Receipts (Private Placement)” or as otherwise directed by the Corporation (the “Escrow Account”) to be held for the benefit of the Receiptholders and the Corporation as provided herein, and will be invested in accordance with Section 4.1 hereof and paid in accordance with Article 3 hereof;

(b)	The Corporation hereby:

(i)
acknowledges that the amount representing the Proceeds to be received by the Subscription Receipt Agent pursuant to Section 2.13, as evidenced by the receipt(s) referred to in Section 2.1(a) will, when received, represent payment in full by the Purchaser of the aggregate Subscription Price for the 23,786,870 Subscription Receipts to be issued on the date hereof;

(ii)
irrevocably directs the Subscription Receipt Agent to retain the Proceeds in accordance with the terms of this Agreement to be held for the benefit of the Receiptholders and the Corporation as provided herein pending payment of the Escrowed Funds in accordance with the terms of this Agreement; and

(iii)
irrevocably directs the Subscription Receipt Agent, at the Private Placement Closing Time, to certify and deliver to the Purchaser in accordance with written directions, one Global Subscription Receipt Certificate representing 23,786,870 Subscription Receipts.

(c)
Promptly upon the delivery of Subscription Receipt Certificates in accordance with Section 2.1(b)(iii), the Purchaser shall, in writing, acknowledge receipt of the Global Subscription Receipt Certificate representing a total of 23,786,870 Subscription Receipts.

2.2	Terms and Issue of Subscription Receipts and Payments

(a)	If the Transaction Closing occurs on or before the Deadline:

(i)
each Subscription Receipt shall evidence the right of the holder, subject to the terms of this Agreement, to receive the securities and the amounts specified in Sections 3.4 and 3.6 hereof, as applicable; and

(ii)	the Subscription Receipt Agent shall pay the balance of the Escrowed Funds to the Corporation, as set forth in Section 3.2.

(b)	If a Termination Event occurs, each Subscription Receipt shall evidence the right of the holder to receive an amount as set forth in Section 3.7(b).

(c)	No fractional Subscription Receipts shall be issued or otherwise provided for hereunder.

(d)	A maximum of 23,786,870 Subscription Receipts are hereby created and authorized to be issued by the Corporation at a price per Subscription Receipt equal to the Subscription Price.

(e)
The Subscription Receipt Certificates (including all replacements issued in accordance with this Agreement) shall be substantially in the form attached hereto as Schedule “A”, shall bear such distinguishing letters, numbers and legends as the Corporation may, with the approval of the Subscription Receipt Agent and CDS, as applicable, prescribe, and shall be issuable in any whole number denominations.

2.3	Register for Subscription Receipts

The Corporation hereby appoints the Subscription Receipt Agent as registrar of the Subscription Receipts, and the Corporation shall cause to be kept by the Subscription Receipt Agent at the Designated Office, a securities register in which shall be entered the names and addresses of holders of Subscription Receipts and the other particulars, prescribed by applicable law, of the Subscription Receipts held by them. The Corporation shall also cause to be kept by the Subscription Receipt Agent at the Designated Office the register of transfers, and may also cause to be kept by the Subscription Receipt Agent branch registers of transfers in which shall be recorded the particulars of the transfers of Subscription Receipts registered in that branch register of transfers.

2.4	Registers Open for Inspection

The registers referred to in Section 2.3 shall be open at all reasonable times during regular business hours of the Subscription Receipt Agent on any Business Day for inspection by the Corporation, the Purchaser or any Receiptholder. The Subscription Receipt Agent shall, from time to time when requested to do so by the Corporation, furnish the Corporation with a list of the names and addresses of Receiptholders entered in the registers kept by the Subscription Receipt Agent and showing the number of Underlying Common Shares which might then be acquired upon the exchange of the Subscription Receipts held by each such holder.

2.5	Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt or otherwise shall confer or be construed as conferring upon a Receiptholder any right or interest or direct or indirect entitlement whatsoever as a Shareholder, including, but not limited to, the right to vote at, to receive notice of, or to attend meetings of Shareholders, or the right to receive dividends or any continuous disclosure materials of the Corporation. Receiptholders are entitled to exercise only those rights expressly provided for in the Subscription Receipt Certificates and this Agreement on the terms and conditions set forth herein.

2.6	Subscription Receipts to Rank Pari Passu

Each Subscription Receipt shall rank pari passu with all other issued and outstanding Subscription Receipts regardless of their actual date of issue.

2.7	Signing of Subscription Receipt Certificates

The Subscription Receipt Certificates shall be signed by the Corporation. The signature of the Corporation required on the Subscription Receipt Certificates may be printed or otherwise mechanically reproduced thereon and Subscription Receipt Certificates so signed are, subject to Section 2.8, valid as if they had been signed manually. If a Subscription Receipt Certificate contains a printed or mechanically reproduced signature of a person, then the Corporation may issue the Subscription Receipt Certificate even though the person has ceased to be an authorized representative of the Corporation and such Subscription Receipt Certificate is as valid as if the person continued to be an authorized representative of the Corporation at the date of issue.

2.8	Certification by the Subscription Receipt Agent

(a)
No Subscription Receipt Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefits hereof until it has been certified by manual or facsimile signature by or on behalf of the Subscription Receipt Agent, and such certification by the Subscription Receipt Agent upon any Subscription Receipt Certificate shall be conclusive evidence as against the Corporation that the Subscription Receipt Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof.

(b)
The certification of the Subscription Receipt Agent on Subscription Receipt Certificates issued hereunder shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or the Subscription Receipt Certificates (except the due certification thereof) and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipt Certificates or any of them or of the consideration therefor except as otherwise specified herein. The certification by or on behalf of the Subscription Receipt Agent on Subscription Receipt Certificates shall constitute a representation and warranty by the Subscription Receipt Agent that the said Subscription Receipt Certificates have been duly certified by or on behalf of the Subscription Receipt Agent pursuant to the provisions of this Agreement.

2.9	Issue in Substitution for Subscription Receipt Certificates Lost, etc.

(a)
In case any of the Subscription Receipt Certificates shall become mutilated or be lost, destroyed or stolen, the Corporation, subject to applicable law and compliance with Section 2.9(b) below, shall issue, and thereupon the Subscription Receipt Agent shall certify and deliver, a new Subscription Receipt Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Subscription Receipt Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Subscription Receipt Certificate, and the substituted Subscription Receipt Certificate shall be in a form approved by the Subscription Receipt Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Subscription Receipt Certificates issued or to be issued hereunder.

(b)
The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.9 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Subscription Receipt Agent each in their sole discretion, and such applicant shall also be required to furnish an indemnity or security in amount and form satisfactory to the Corporation and the Subscription Receipt Agent each in their sole discretion and shall pay the reasonable charges of the Corporation and the Subscription Receipt Agent in connection therewith.

2.10	Exchange of Subscription Receipt Certificates

(a)
Subscription Receipt Certificates may, upon compliance with the reasonable requirements of the Subscription Receipt Agent, be exchanged for another Subscription Receipt Certificate or Subscription Receipt Certificates entitling the registered holder thereof to, in the aggregate, the same number of Subscription Receipts as represented by the Subscription Receipt Certificates so exchanged.

(b)	Subscription Receipt Certificates may be surrendered for exchange only at the Designated Office during regular business hours of the Subscription Receipt Agent.

(c)
Except as otherwise herein provided, the Subscription Receipt Agent may charge the holder requesting an exchange a reasonable sum for each new Subscription Receipt Certificate issued in exchange for Subscription Receipt Certificate(s). Payment of such charges and reimbursement of the Subscription Receipt Agent or the Corporation for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

2.11	Transfer and Registration of Subscription Receipts

(a)
Subject to any restrictions on transfer in the Subscription Agreement, the Subscription Receipts may only be transferred on the register kept at the Designated Office by the holder or its legal representatives or its attorney duly appointed by an instrument in writing. Upon surrender for registration of transfer of Subscription Receipts at the Designated Office, the Corporation shall issue and thereupon the Subscription Receipt Agent shall certify and deliver a new Subscription Receipt Certificate of like tenor in the name of the designated transferee. If less than all the Subscription Receipts evidenced by the Subscription Receipt Certificate(s) so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Subscription Receipt Certificate registered in its name evidencing the Subscription Receipts not transferred. However, notwithstanding the foregoing, Subscription Receipts shall only be transferred upon:

(i)
payment to the Subscription Receipt Agent of a reasonable sum for each new Subscription Receipt Certificate issued upon such transfer, and reimbursement of the Subscription Receipt Agent or the Corporation for any and all stamp taxes or governmental or other charges required to be paid in respect of such transfer;

(ii)
with respect to transfers of Subscription Receipts represented by certificates bearing the legend set out in Section 2.14, compliance with such legend, and with the requirements set out in Section 2.14 for the removal of such legend, as the case may be; and

(iii)	such reasonable requirements as the Subscription Receipt Agent may prescribe and as may be required by the terms of this Agreement;

and all such transfers shall be duly noted in such register by the Subscription Receipt Agent.

(b)
If the Subscription Receipt Certificate or certificate representing Underlying Common Shares issued pursuant to the Subscription Receipts tendered for transfer bears a restrictive legend as set forth in Section 2.14(b) hereof:

(i)	the transfer restrictions set forth in such legend shall be complied with; and

(ii)
if required by securities legislation, the Subscription Receipt Certificate issued to such transferee shall include the legend set forth in Section 2.14(b), and the requirement of Section 2.14(b) relating to legending Common Shares upon exercise of the Subscription Receipts shall also apply.

(c)	The Corporation and the Subscription Receipt Agent will deem and treat the registered holder of any Subscription Receipt as the beneficial owner thereof for all purposes and neither the Corporation nor the Subscription Receipt Agent shall be affected by any notice to the contrary.

(d)
The transfer register in respect of Subscription Receipts shall be closed at 5:00 p.m. (Toronto time) at the Designated Office, on the earlier to occur of the Transaction Closing Date and the Termination Date (subject to settlement). Trades settling after the Transaction Closing Date will be completed by the delivery of Underlying Common Shares.

(e)
The Subscription Receipt Agent will promptly advise the Corporation of any requested transfer of Subscription Receipts.  The Corporation will be entitled, and may direct the Subscription Receipt Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Subscription Receipts on the registers referred to in this Article, if such transfer would constitute a violation of the applicable securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction, or would be contrary to the terms of the ICA or this Agreement.

(f)
Subject to the provisions of this Agreement and applicable law, a Receiptholder shall be entitled to the rights and privileges attaching to the Subscription Receipts. Either (i) the issue of the Underlying Common Shares and the payment of the Dividend Equivalent, if any, less any applicable withholding taxes, as provided in Section 3.4, or (ii) the payment of the Subscription Price and a pro rata share of the Earned Interest, less any applicable withholding taxes, as provided in Section 3.7, all in accordance with the terms and conditions herein contained, shall discharge all responsibilities of the Corporation and the Subscription Receipt Agent with respect to such Subscription Receipts and neither the Corporation nor the Subscription Receipt Agent shall be bound to inquire into the title of a Receiptholder.

(g)
Without limitation, after the initial issuance of Subscription Receipts as contemplated herein, if required by the Subscription Receipt Agent, signatures must be guaranteed by an authorized officer of a major Schedule I Canadian chartered bank or by a medallion signature guarantee from a member of a recognized medallion signature guarantee program.

2.12	Global Subscription Receipts

(a)
Unless the Subscription Receipts cease to be eligible for the Book-Entry Only System, whether as a result of a termination of the Corporation’s agreement with CDS (including termination by the Corporation at its option or following the written request of the Purchaser, acting reasonably) or otherwise, Subscription Receipt Certificates will only be issued in the form of Global Subscription Receipt Certificates, which will be registered in the name of and deposited with CDS or its nominee and held by, or on behalf of, CDS as depository of the Subscription Receipt Certificates for the participants of CDS.

(b)
Unless the Subscription Receipts cease to be eligible for the Book-Entry Only System, whether as a result of a termination of the Corporation’s agreement with CDS (including termination by the Corporation at its option or following the written request of the Purchaser, acting reasonably) or otherwise, owners of beneficial interests in the Subscription Receipts through CDS shall not be entitled to have Subscription Receipts registered in their names, shall not receive or be entitled to receive Subscription Receipt Certificates in definitive form and shall not be considered owners or holders thereof under this Agreement or any supplemental agreement except in circumstances where CDS resigns or is removed from its responsibility and the Corporation is unable or does not wish to locate a qualified successor. Beneficial interests in Subscription Receipts represented by the Global Subscription Receipt Certificates will be represented only through the Book-Entry Only System. Transfers of Subscription Receipts between CDS participants shall occur in accordance with CDS’ applicable rules and procedures. Neither the Corporation nor the Subscription Receipt Agent shall have any responsibility or liability for: (i) any aspects of the records relating to or payments made by CDS, or its nominee, on account of the beneficial interests in the Subscription Receipts; (ii) maintaining, supervising or reviewing any records relating to the Subscription Receipts; or (iii) any advice or representation made by or with respect to CDS relating to the rules governing CDS or any action to be taken by CDS or at the direction of a CDS participant. Nothing herein shall prevent the owners of beneficial interests in the Subscription Receipts from voting such Subscription Receipts using duly executed proxies.

(c)
All references herein to actions by, notices given or payments made to Receiptholders shall, where Subscription Receipts are held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the CDS participants in accordance with its rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Receiptholders evidencing a specified percentage of the aggregate Subscription Receipts outstanding, such direction or consent may be given by holders of Subscription Receipts acting through CDS and the CDS participants owning Subscription Receipts evidencing the requisite percentage of the Subscription Receipts. The rights of a Receiptholder whose Subscription Receipts are held through CDS shall be exercised only through CDS and the CDS participants and shall be limited to those rights established by law and agreements between such holders and CDS and/or the CDS participants or upon instructions from the CDS participants. For so long as Subscription Receipts are held through CDS, each of the Subscription Receipt Agent and the Corporation may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Receiptholders and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

(d)
For so long as Subscription Receipts are held through CDS, if any notice or other communication is required to be given to Receiptholders, the Subscription Receipt Agent will give such notices and communications to CDS.

(e)
If CDS resigns or is removed from its responsibility as depository and the Corporation is unable or does not wish to locate a qualified successor, the Corporation shall cause CDS to surrender all Global Subscription Receipt Certificates to the Subscription Receipt Agent with instructions for registration of Subscription Receipts in the names and in the amounts specified by CDS and the Corporation shall issue and the Subscription Receipt Agent shall certify and deliver the aggregate number of Subscription Receipts then outstanding in the form of definitive Subscription Receipt Certificates representing such Subscription Receipts.

2.13	Proceeds to be Placed in Escrow

Upon the issuance of Subscription Receipts, the Proceeds in respect thereof shall be delivered by the Purchaser to the Subscription Receipt Agent by electronic transfer of funds into a segregated trust account as directed by the Subscription Receipt Agent to be held pursuant to the terms hereof. The Subscription Receipt Agent hereby agrees to hold the Escrowed Funds as agent on behalf of the Receiptholders and the Corporation and to invest, disburse and deal with the same as provided herein.

2.14	Legend

(a)
The parties hereto hereby acknowledge and agree that the Subscription Receipts and the Underlying Common Shares have not been and will not be registered under the 1933 Act nor the securities laws of any state of the United States and may not be reoffered, resold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, a U.S. Person, except in accordance with Regulation S under the 1933 Act or pursuant to an exemption or exclusion from the registration requirements of the 1933 Act and applicable state securities laws.

(b)
Until such time as the same is no longer required under applicable requirements of Canadian securities laws, each Subscription Receipt Certificate representing Subscription Receipts and all certificates representing Underlying Common Shares (and each Subscription Receipt Certificate or Common Share certificate issued in exchange therefor or in substitution or transfer thereof) shall bear the following legend:

All certificates: “Unless permitted under securities legislation, the holder of this security must not trade the security before ■” [A date to be inserted, that is four months and a day after the distribution date.]

Common Share certificates: “The securities represented by this certificate are listed on the Toronto Stock Exchange (“TSX”); however, the said securities cannot be traded through the facilities of TSX or NYSE since they are not freely transferable, and consequently any certificate representing such securities is not “good delivery” in settlement of transactions on TSX.”

2.15	Cancellation of Surrendered Subscription Receipt Certificates

All Subscription Receipt Certificates surrendered to the Subscription Receipt Agent pursuant to Sections 2.9, 2.10, 2.11, 3.4, 3.7 and 5.1 shall be returned to or received by the Subscription Receipt Agent for cancellation and, if required by the Corporation, the Subscription Receipt Agent shall furnish the Corporation with a cancellation certificate identifying the Subscription Receipt Certificates so cancelled and the number of Subscription Receipts evidenced thereby.

ARTICLE 3
ISSUANCE OF UNDERLYING COMMON SHARES OR REFUND OF SUBSCRIPTION PRICE

3.1	Escrow Release Notice

If the Escrow Release Conditions are satisfied on or before the Deadline, the Corporation shall, no later than the Transaction Closing:

(a)
execute and deliver the Escrow Release Notice to the Subscription Receipt Agent and the Purchaser, confirming that the Transaction Closing will occur on or before the Deadline and specifying the amounts to be released pursuant to Section 3.2 and Section 3.4 and to whom such amounts should be released; and

(b)
issue and deliver to the Subscription Receipt Agent and the Transfer Agent a written direction to issue to the Receiptholders one Underlying Common Share for each Subscription Receipt then outstanding (subject to any applicable adjustment in accordance with Article 6).

3.2	Release of Funds from Escrow

If the Escrowed Funds are held by the Subscription Receipt Agent in accordance with Section 2.1 and 2.13 and the Corporation has delivered the Escrow Release Notice in accordance with Section 3.1(a), the Corporation shall:

(a)	be entitled to receive from the Subscription Receipt Agent the Escrowed Funds, less any amount paid by the Subscription Receipt Agent pursuant to Section 3.4 and 3.6 hereof; and

(b)	upon receipt of the Escrow Release Notice, the Subscription Receipt Agent shall deliver the funds referred to in Section 3.2(a) to or at the direction of the Corporation.

Any notice delivered to the Subscription Receipt Agent must be received by the Subscription Receipt Agent no later than 11:00 a.m. (Toronto time) or any later time as may be agreed to by the Corporation and the Subscription Receipt Agent, acting reasonably, on the day on which the funds are to be released. Any notice received by the Subscription Receipt Agent after such time or received on a non-Business Day will be handled on a best efforts basis and may result in Escrowed Funds being released on the next Business Day.

If the Transaction is not completed for any reason, the Corporation shall forthwith return to the Subscription Receipt Agent the funds received from the Subscription Receipt Agent pursuant to this Section 3.2.

3.3	Delivery of Underlying Common Shares

If the Corporation has delivered the Escrow Release Notice in accordance with Section 3.1(a) and upon receiving written confirmation from the Corporation that the Transaction Closing has occurred on or before the Deadline:

(a)
the Subscription Receipt Agent shall deliver, or cause to be delivered, the Underlying Common Shares referred to in Section 3.1(b) to Receiptholders as soon as reasonably practicable following the Transaction Closing; and

(b)	the Corporation shall promptly thereafter issue a press release disclosing that the Transaction Closing has occurred and that the Underlying Common Shares have been issued.

3.4	Issue of Underlying Common Shares and Payment Thereon

(a)
If the Transaction Closing occurs on or before the Deadline, the Underlying Common Shares shall be, and shall be deemed to be, automatically issued at the Issue Time to the Receiptholders notwithstanding that a certificate or Book-Entry Only System customer confirmation therefor may not yet have been so entered, and such Receiptholders shall be deemed to have become the holders of record of such Underlying Common Shares at the Issue Time, and each Receiptholder shall automatically receive, without any action on the part of the Receiptholder and without payment of additional consideration, one Underlying Common Share for each Subscription Receipt held by such Receiptholder (subject to any applicable adjustment in accordance with Article 6), together with an amount equal to the Dividend Equivalent, if any, less any applicable withholding taxes as instructed by the Corporation; provided that to the extent that the Dividend Equivalent represents amounts in respect of cash dividends on the Underlying Common Shares for which record dates have occurred but for which the respective dividend has not yet been paid, such amounts shall not be payable to Receiptholders, unless the Corporation otherwise elects, until the date that such related cash dividend(s) is (are) paid to the holders of Common Shares. The amount equal to the Dividend Equivalent, if any, less any applicable withholding taxes, to be paid to each Receiptholder under this Section 3.4 shall be satisfied by the Subscription Receipt Agent (i) by way of a pro rata share of the Earned Interest to which the Corporation would otherwise have been entitled under Section 3.2(a), and (ii) if the Dividend Equivalent exceeds the amount in (i), the excess shall be paid by the Subscription Receipt Agent as a refund of the Subscription Price by way of a pro rata share of the Escrowed Funds to which the Corporation would otherwise have been entitled under Section 3.2(a), and the Underlying Common Shares  issued pursuant hereto shall be considered to be issued for consideration equal to the Subscription Price less the amount of such refund. Any amount that cannot be satisfied by the Escrowed Funds shall be satisfied by the Corporation. The Subscription Receipt Agent shall only make payments under this Section 3.4 to the extent that the Escrowed Funds and the monies which have been deposited with it pursuant to Section 2.13 are sufficient to make such payment. The Subscription Receipt Agent hereby agrees to cause any amounts to be paid to Receiptholders pursuant to this Section 3.4 on the third Business Day following the Transaction Closing Date or the date the related cash dividend(s) is (are) paid to holders of Common Shares, as applicable, in accordance with a written direction of the Corporation. For greater certainty, Receiptholders will not be entitled to receive in the form of a Dividend Equivalent the cash dividend payable on or about September 19, 2014 to holders of Common Shares of record at the close of business on August 19, 2014.

(b)
Upon the issuance or deemed issuance of the Underlying Common Shares, the Subscription Receipt Agent shall mail or deliver to each Person in whose name the Underlying Common Shares have been issued, a certificate representing such Underlying Common Shares, or a Book-Entry Only System customer confirmation in relation thereto, together with a cheque or wire transfer for the amount specified in Section 3.4(a).

(c)
If any amount payable to Receiptholders pursuant to Section 3.4(a) is subject to withholding taxes, the Subscription Receipt Agent shall remit such taxes to the proper tax authorities within the prescribed period of time under applicable laws and such amounts shall be deemed to satisfy the Subscription Receipt Agent’s and/or the Corporation’s obligation to pay such amount to the relevant Receiptholder.

(d)	Effective immediately after the Underlying Common Shares have been issued as contemplated by this Section 3.4, the Subscription Receipts relating thereto shall be void and of no value or effect.

(e)
The Subscription Receipt Agent shall not be responsible for calculating the amounts owing under Section 3.2 and Section 3.4, but shall be entitled to rely absolutely on the written direction of the Corporation specifying the payments to be made pursuant to Section 3.2 and Section 3.4.

3.5	Right Not to Deliver Underlying Common Shares

(a)
The Corporation reserves the right not to (i) deliver Underlying Common Shares to any Ineligible Person or any Person who, by virtue of such delivery, would become a Significant Shareholder or (ii) record in its securities register a transfer or issue of Underlying Common Shares to any Person whom the Corporation or the Transfer Agent has reason to believe is an Ineligible Government Holder based on a declaration submitted to the Corporation or the Transfer Agent by or on behalf of such Person.

(b)
In those circumstances, the Corporation will hold, as agent of any such Person, all or the relevant number of Underlying Common Shares, and the Corporation will attempt to sell such Underlying Common Shares to parties other than the Corporation and its affiliates on behalf of any such Person. Such sales (if any) will be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation will not be subject to any liability for failure to sell any such Underlying Common Shares on behalf of any such Person or at any particular price on any particular day. The net proceeds received by the Corporation from the sale of any such Underlying Common Shares will be delivered to any such Person, after deducting the costs of sale and any applicable withholding taxes. The Corporation will provide a cheque representing the aggregate net proceeds to CDS (if the Underlying Common Share are then held in the Book-Entry Only System) or in all other cases to the Transfer Agent in accordance with the regular practices and procedures of CDS or the Transfer Agent, as applicable.

3.6	Fractions

Notwithstanding anything herein contained, the Corporation shall not be required, upon the exchange or deemed exchange of the Subscription Receipt to issue fractions of Common Shares. In lieu of fractional Common Shares, there shall be paid to the holder, an amount in lawful money of Canada equal to the then current market value of such fractional interest computed on the basis of the Current Market Price immediately prior to the Transaction Closing Date.

3.7	Payment on Termination

(a)	If a Termination Event occurs, the Corporation shall forthwith notify the Purchaser and the Subscription Receipt Agent and shall issue a press release setting forth the Termination Date.

(b)
If a Termination Event occurs, the rights evidenced by each Subscription Receipt shall be automatically terminated and cancelled and each Receiptholder shall only be entitled to receive from and after the Termination Date, but shall receive no earlier than at the Termination Payment Time, a cheque or wire transfer, in the aggregate amount of (i) the Subscription Price in respect of each of such holder’s Subscription Receipts and (ii) such holder’s pro rata share of the Earned Interest, less applicable withholding taxes, if any. The amount paid to each Receiptholder under this Section 3.7 shall be satisfied by the Escrowed Funds; any amount not satisfied by the Escrowed Funds shall be satisfied by the Corporation. The Subscription Receipt Agent shall only make payments under this Section 3.7 to the extent that the Escrowed Fund and the monies which have been deposited with it pursuant to Section 3.8 are sufficient. The Subscription Receipt Agent agrees to cause any amounts to be paid to the holders of Subscription Receipts pursuant to this Section 3.7 commencing no later than the Termination Payment Time.

(c)
If a Termination Event occurs, the registers kept in accordance with Section 2.3 shall be closed at the close of business on the Termination Date (subject to settlement in accordance with this Section 3.7).

(d)
The obligation to make the payment of the amounts specified in Section 3.7(b) shall be satisfied by mailing or delivering payment by cheque payable to the registered holder of the Subscription Receipt at its registered address or by making a wire transfer for the account of such holder through CDS.

(e)
If any amount payable to Receiptholders pursuant to Section 3.7(b) is subject to withholding taxes, the Subscription Receipt Agent shall remit such taxes to the proper tax authorities within the prescribed period of time under applicable laws and such amounts shall be deemed to satisfy the Subscription Receipt Agent’s and/or the Corporation’s obligation to pay such amount to the relevant Receiptholder.

(f)
Upon the mailing or delivery of any cheque or the making of any wire transfer as provided in Section 3.7(d), all rights evidenced by the Subscription Receipts relating thereto shall be satisfied and such Subscription Receipts shall be void and of no value or effect. Any Escrowed Funds, interest or other monies held by the Subscription Receipt Agent pursuant hereto after the cheque(s) or wire transfer(s) for the amount specified in Section 3.7(d) have been mailed, delivered or completed, as the case may be, shall be delivered to the Corporation as soon as reasonably practicable thereafter.

3.8	Additional Payments by the Corporation

The amount paid to each Receiptholder under Article 3 shall be satisfied by the Escrowed Funds. If any amount is not so satisfied, the amount shall be satisfied by the Corporation who shall deposit an amount equal to such shortfall in the Escrow Account prior to the time on which the payment is required to be paid pursuant to Article 3.

ARTICLE 4
INVESTMENT OF PROCEEDS AND PAYMENT OF INTEREST

4.1	Investment of Escrowed Funds

Upon receipt of a direction from the Corporation, the Subscription Receipt Agent shall invest the Escrowed Funds in Authorized Investments in its name in accordance with such direction. Any direction from the Corporation to the Subscription Receipt Agent shall be in writing and shall be provided to the Subscription Receipt Agent no later than 11:00 a.m. (Toronto time) or any later time as may be agreed to by the Corporation and the Subscription Receipt Agent, acting reasonably, on the day on which the investment is to be made. Any such direction received by the Subscription Receipt Agent after such time or received on a non-Business Day will be handled on a best efforts basis and may result in the investment of the Escrowed Funds on the next Business Day. For the purpose hereof, “Authorized Investments” means (i) interest-bearing or discount debt obligations issued or guaranteed by the Government of Canada or a province of Canada or a Canadian chartered bank (which may include an affiliate or related party of the Subscription Receipt Agent) provided that such obligation is rated at least R1 (middle), in respect of short-term obligations, or A, in respect of long-term obligations, by DBRS Inc. or an equivalent rating service, and (ii) other approved investments as directed in writing jointly by the Corporation and the Purchaser. The Corporation shall promptly inform the Purchaser of any investments or trades involving the Escrowed Funds.

In the event that the Subscription Receipt Agent does not receive a direction or only a partial direction, the Subscription Receipt Agent will hold cash balances constituting part or all of the Escrowed Funds, pending the application or withdrawal thereof under any provisions of this Agreement, and will deposit same in its name in any Canadian chartered bank listed in Schedule I of the Bank Act (Canada), as directed by the Corporation, in the Escrow Account, at the rate of interest (if any) then current on similar deposits.

All interest and other earnings received from the investment of the Escrowed Funds shall be credited to, and shall become a part of, the Escrowed Funds (and any losses, if any, on such investments shall be debited to the Escrowed Funds). Any bank charges and similar fees shall be charged to the Corporation. The Subscription Receipt Agent shall have no responsibility or liability for any diminution of the Escrowed Funds which may result from any investments made pursuant to this Section 4.1, including any losses on any investment required to be liquidated prior to maturity in order to make a payment required hereunder, except for losses resulting from its own negligence, wilful misconduct or bad faith.

4.2	Segregation of Escrowed Funds

The Escrowed Funds received by the Subscription Receipt Agent pursuant to this Agreement and any securities or other instruments received by the Subscription Receipt Agent upon the investment or reinvestment of such Escrowed Funds, shall be received as agent for, and shall be segregated and kept apart by, the Subscription Receipt Agent as agent for, the Receiptholders and the Corporation.

4.3	Third Party Interest

The Corporation hereby represents to the Subscription Receipt Agent that any account to be opened by, or interest to be held by, the Subscription Receipt Agent in connection with this Agreement, to the extent opened or held for or to the credit of the Corporation and the Subscription Receiptholders, is not intended to be used by or on behalf of any third party.

ARTICLE 5
RIGHTS OF THE CORPORATION AND COVENANTS

5.1	Optional Purchases by the Corporation

Subject to applicable law, the Corporation may from time to time purchase by private contract or otherwise any of the Subscription Receipts.

5.2	General Covenants

(a)	The Corporation covenants with the Subscription Receipt Agent and the Purchaser that so long as any Subscription Receipts remain outstanding:

(i)	it will use its reasonable best efforts to maintain its existence;

(ii)
it will make all requisite filings under applicable Canadian securities legislation including those necessary to remain a reporting issuer (or the equivalent) not in material default in each of the provinces and territories of Canada in which it is currently a reporting issuer (or the equivalent);

(iii)	it will promptly announce by press release the Transaction Closing or the Termination Date, as the case may be, in accordance with the provisions hereof;

(iv)	it will perform all the obligations to be performed by it as provided in this Agreement;

(v)
it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Underlying Common Shares pursuant to the Subscription Receipts;

(vi)
it will cause the Underlying Common Shares to be duly issued and delivered in accordance with the Subscription Receipts and the terms hereof and such Underlying Common Shares will be issued as fully paid and non-assessable shares of the Corporation; and

(vii)	it will use best efforts to ensure that the Underlying Common Shares are listed and posted for trading on the TSX, NYSE and SEHK.

5.3	Subscription Receipt Agent’s Remuneration and Expenses

The Corporation covenants that it will pay to the Subscription Receipt Agent from time to time reasonable remuneration for its services hereunder as agreed to by the Corporation and the Subscription Receipt Agent and will pay or reimburse the Subscription Receipt Agent upon receipt of an invoice for all reasonable out-of-pocket expenses, disbursements and advances incurred or made by the Subscription Receipt Agent in the administration or execution of this Agreement (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Subscription Receipt Agent’s negligence, willful misconduct or bad faith. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Subscription Receipt Agent against unpaid invoices and shall be payable on demand.

5.4	Performance of Covenants by Subscription Receipt Agent

If the Corporation shall fail to perform any of its covenants contained in this Agreement, the Subscription Receipt Agent may notify the Receiptholders and the Purchaser of such failure on the part of the Corporation or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Receiptholders or the Purchaser of such performance by it. All sums expended or advanced by the Subscription Receipt Agent in so doing shall be repayable as provided in Section 5.3. No such performance, expenditure or advance by the Subscription Receipt Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants contained herein.

5.5	Accounting

The Subscription Receipt Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Subscription Receipt Agent hereunder and the receipt, investment, reinvestment and disbursement of the Escrowed Funds, and shall provide to the Corporation and the Purchaser records and statements thereof periodically upon written request. The Corporation shall have the right to audit any such books, records, accounts and statements.

5.6	Payments by Subscription Receipt Agent

In the event that any funds to be disbursed by the Subscription Receipt Agent in accordance herewith are received by the Subscription Receipt Agent in the form of an uncertified cheque or cheques, the Subscription Receipt Agent shall be entitled to delay the time for disbursement of such funds hereunder until such uncertified cheque or cheques have cleared in the ordinary course the financial institution upon which the same are drawn. The Subscription Receipt Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it.

5.7	Regulatory Matters

The Corporation shall file all such documents, notices and certificates and take such steps and do such things as may be necessary under applicable securities laws to permit the issuance of the Underlying Common Shares in the circumstances contemplated by Section 3.4 such that such issuance will comply with, or will be exempt from, the prospectus requirements of applicable securities laws in each of the provinces and territories of Canada.

ARTICLE 6
ADJUSTMENTS

6.1	Definitions

In this Article 6, references to any “record date” refer to the particular time on such relevant date stipulated for such event and otherwise refer to 5:00 p.m. (Toronto time) on such date.

6.2	Adjustment

The rights attaching to the Subscription Receipts are subject to adjustment from time to time in the events and in the manner provided as follows:

(a)	If, at any time after the issuance of the Subscription Receipts and before the Transaction Closing, the Corporation:

(i)	subdivides, redivides or changes its outstanding Common Shares into a greater number of Common Shares;

(ii)	reduces, combines, consolidates or changes its outstanding Common Shares into a lesser number of Common Shares; or

(iii)	issues to all or substantially all the holders of Common Shares by way of a stock distribution, stock dividend or otherwise, Common Shares,

(any of such events in Sections 6.2(a)(i), 6.2(a)(ii) and 6.2(a)(iii) being a “Common Share Reorganization”), then the number of Underlying Common Shares to be issued with respect to each Subscription Receipt will be adjusted as of the record date at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the number of Underlying Common Shares obtainable immediately prior to such record date by a fraction, the numerator of which will be the number of Common Shares outstanding on the record date after giving effect to such Common Share Reorganization and the denominator of which will be the number of Common Shares outstanding on the record date before giving effect to such Common Share Reorganization.

(b)
If, at any time after the issuance of the Subscription Receipts and before the Transaction Closing, there is a reclassification of Common Shares at any time outstanding or a change of the Common Shares (other than through a Common Share Reorganization) into other securities or property, or a consolidation, amalgamation, arrangement or merger of the Corporation (including a business combination or exchange of like effect) with or into any corporation or other entity (other than a consolidation, amalgamation, arrangement or merger that does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other securities or property), or a transfer of the undertakings or assets of the Corporation as an entirety or substantially as an entirety to another entity, or a record date for any of the foregoing events occurs, (any of such events being a “Capital Reorganization”), any Receiptholder who is entitled to acquire Underlying Common Shares after the record date or effective date of such Capital Reorganization will be entitled to receive, and shall accept, in lieu of the number of Underlying Common Shares to which such Receiptholder was theretofore entitled, the aggregate number of other securities or property which such Receiptholder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date of such Capital Reorganization, the Receiptholder had been the registered holder of the number of Underlying Common Shares to which such Receiptholder was then entitled with respect to the Subscription Receipts, provided, however, that no such Capital Reorganization will be carried into effect unless all necessary steps have been taken to so entitle the Receiptholders. If determined appropriate by the Corporation, acting reasonably and in good faith, appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 6 with respect to the rights and interests thereafter of the Receiptholders to the extent that the provisions set forth in this Article 6 will thereafter correspondingly be made applicable as nearly as may be reasonable in relation to any other securities or property thereafter deliverable upon the exercise of any Subscription Receipt. Any such adjustments will be made by and set forth in terms and conditions supplemental hereto approved by the Corporation, acting reasonably and in good faith, and, absent manifest error, will for all purposes be conclusively deemed to be the appropriate adjustment.

(c)
If at any time after the issuance of the Subscription Receipts and prior to the Transaction Closing, the Corporation issues or distributes to the holders of all or substantially all of the outstanding Common Shares, securities of the Corporation, including rights, options or warrants to acquire Common Shares or securities convertible into or exchangeable for Common Shares or property or assets, including evidences of indebtedness, other than dividends or distributions paid in the ordinary course or dividends included in the Dividend Equivalent and other than as a result of a Common Share Reorganization or a Capital Reorganization, or a record date for any of the foregoing events occurs, there will be an appropriate adjustment in the number of Underlying Common Shares to be issued at the Transaction Closing in accordance with this Article 6 or, at the option of the Corporation, such securities, property or assets may be issued to the Subscription Receipt Agent and delivered to the Receiptholders and, for the same aggregate consideration payable, if any, in addition to the number of Underlying Common Shares to which such Receiptholder was theretofore entitled, the Receiptholder will be entitled to receive such securities, property or assets as if on the record date at which holders of Common Shares are determined for the purpose thereof, such Receiptholder had been the registered holder of the number of Underlying Common Shares to which the Receiptholder was then entitled.

6.3	Adjustment Rules

The following rules and procedures shall be applicable to adjustments made pursuant to Section 6.2:

(a)
The adjustments provided for in this Article 6 are cumulative and shall apply (without duplication) to successive issues, subdivisions, combinations, consolidations, changes, distributions and any other events that require adjustment of the number of Underlying Common Shares to be issued or the number or kind of securities that can be acquired hereunder. Any adjustment referred to in

Sections 6.2(a), 6.2(b), 6.2(c) or 6.3(f) shall be subject to the prior approval of the TSX.

(b)
No adjustment in the number of Underlying Common Shares to be issued shall be required unless the adjustment would result in a change of at least 0.01% of the number of Underlying Common Shares to be issued, provided, however, that any adjustments that, except for the provisions of this subsection would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(c)
No adjustment in the number of Underlying Common Shares to be issued shall be made in respect of any events described in Article 6 if the holders of the Subscription Receipts are entitled to participate in the events on the same terms, mutatis mutandis, as if their Subscription Receipts had been automatically exchanged immediately prior to the effective date or record date of the events. For greater certainty, any such participation by holders of Subscription Receipts in situations described in this Section 6.3(c) shall be subject to the approval of the TSX.

(d)
If a dispute shall at any time arise with respect to adjustments of the number of Underlying Common Shares to be issued, the dispute shall be conclusively determined by the Corporation’s external auditors or, if they are unable or unwilling to act, by such firm of independent chartered accountants as may be selected by the directors of the Corporation and any such determination shall, absent manifest error, be binding upon the Corporation, the Subscription Receipt Agent and all Receiptholders. For greater certainty, determinations by such auditors or by such firm of independent chartered accountants in this Section 6.3(d) shall be subject to the approval of the TSX.

(e)
If the Corporation shall set a record date to determine the holders of Common Shares for the purpose of entitling them to receive any distribution or any subscription or purchase rights in accordance with Article 6 and shall, thereafter, legally abandon its plans to pay or deliver the distribution or subscription or purchase rights, then no adjustment in the number of Underlying Common Shares to be issued shall be required by reason of the setting of the record date.

(f)
In case the Corporation, after the date hereof, shall take any action affecting the Common Shares, other than any action described in this Article 6, which, in the reasonable opinion of the directors of the Corporation, would materially affect the rights of the Receiptholders and/or the rights attached to the Subscription Receipts, then the number of Underlying Common Shares which are to be received pursuant to the Subscription Receipts shall be adjusted in such manner, if any, and at such time as the directors of the Corporation may, in its sole discretion, reasonably determine to be equitable to the Receiptholders in such circumstances.

ARTICLE 7
ENFORCEMENT

7.1	Suits by Receiptholders

Subject to the powers of Receiptholders exercisable by special resolution, all or any of the rights conferred upon any Receiptholder by any of the terms of the Subscription Receipt Certificates or of this Agreement, or of both, may be enforced by the Receiptholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Subscription Receipt Agent to proceed in its own name to enforce each and all of the provisions contained herein for the benefit of the Receiptholders.

7.2	Immunity of Shareholders, etc.

The Subscription Receipt Agent and, by the acceptance of the Subscription Receipts and as part of the consideration for the issue of the Subscription Receipts, the Receiptholders, including the Purchaser, hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future Shareholder, director, officer, employee or agent of the Corporation or any successor entity for the issue of Underlying Common Shares pursuant to any Subscription Receipt or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Subscription Receipt Certificates.

7.3	Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or Shareholders of the Corporation or any successor entity or any past, present or future officer, employee or agent of the Corporation or of any successor entity, but only the property of the Corporation or any successor entity shall be bound in respect hereof.

ARTICLE 8
MEETINGS OF RECEIPTHOLDERS

8.1	Right to Convene Meetings

The Subscription Receipt Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Receiptholders’ Request and upon being funded and indemnified to its reasonable satisfaction by the Corporation or by the Receiptholders signing such Receiptholders’ Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Receiptholders. In the event of the Subscription Receipt Agent failing to so convene a meeting within 15 days after receipt of such written request of the Corporation or such Receiptholders’ Request and funding and indemnity given as aforesaid, the Corporation or such Receiptholders, as the case may be, may convene such meeting. Every such meeting shall be held in Toronto, Ontario or at such other place as may be determined by the Subscription Receipt Agent and approved by the Corporation.

8.2	Notice

At least 10 days prior notice of any meeting of Receiptholders shall be given to the Receiptholders in the manner provided for in Section 11.2 and a copy of such notice shall be sent by mail to the Subscription Receipt Agent (unless the meeting has been called by the Subscription Receipt Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the date (which shall be a Business Day) and time when, and the place where, the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Receiptholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 8.

8.3	Chairperson

An individual (who need not be a Receiptholder) designated in writing by the Subscription Receipt Agent shall be chairperson of the meeting and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Receiptholders present in person or by proxy shall choose some individual present to be chairperson.

8.4	Quorum

Subject to the provisions of Section 8.11, at any meeting of the Receiptholders a quorum shall consist of not less than one Receiptholder present in person or by proxy and holding, in aggregate, not less than 10% of the then-outstanding Subscription Receipts. If a quorum of the Receiptholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Receiptholders or on a Receiptholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting that might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum is present at the commencement of such meeting. At the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold, in aggregate, at least 10% of the then outstanding Subscription Receipts.

8.5	Power to Adjourn

The chairperson of any meeting at which a quorum of the Receiptholders is present may, with the consent of the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6	Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on a special resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairperson that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

8.7	Poll and Voting

On every special resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairperson or by one or more of the Receiptholders acting in person or by proxy and holding, in aggregate, at least 5% of the Subscription Receipts then outstanding, a poll shall be taken in such manner as the chairperson shall direct. Questions other than those required to be determined by special resolution shall be decided by a majority of the votes cast on the poll.

On a show of hands, every Person who is present and entitled to vote, whether as a Receiptholder or as proxy for one or more absent Receiptholders, or both, shall have one vote. On a poll, each Receiptholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Underlying Common Share that such Person is entitled to receive pursuant to the Subscription Receipt(s) then held or represented by such Person. A proxy need not be a Receiptholder. In the case of joint holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together in respect of Subscription Receipts of which they are joint registered holders. The chairperson of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Subscription Receipts, if any, that are held or represented by the chairperson.

8.8	Regulations

The Subscription Receipt Agent, or the Corporation with the approval of the Subscription Receipt Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a)	the setting of the record date for a meeting of holders of Subscription Receipts for the purpose of determining Receiptholders entitled to receive notice of and vote at such meeting;

(b)
the issue of voting certificates by any bank, trust company or other depository satisfactory to the Subscription Receipt Agent stating that the Subscription Receipt Certificates specified therein have been deposited with it by a named Person and will remain on deposit until after the meeting, which voting certificate shall entitle the Persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the Persons so named in such voting certificates were the actual holders of the Subscription Receipt Certificates specified therein;

(c)
the deposit of voting certificates and instruments appointing proxies at such place and time as the Subscription Receipt Agent, the Corporation or the Receiptholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(d)
the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed or otherwise sent electronically before the meeting to the Corporation or to the Subscription Receipt Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(e)	the form of the instrument of proxy and the manner in which the instrument of proxy must be executed; and

(f)	generally for the calling of meetings of Receiptholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as a Receiptholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 8.9), shall be Receiptholders or their counsel, or duly appointed proxies of Receiptholders.

8.9	The Corporation and Subscription Receipt Agent may be Represented

The Corporation and the Subscription Receipt Agent, by their respective authorized employees and agents, and Counsel for the Corporation and for the Subscription Receipt Agent may attend any meeting of the Receiptholders, but shall have no vote as such unless in their capacity as Receiptholder or a proxy holder.

8.10	Powers Exercisable by Special Resolution

In addition to all other powers conferred upon them by any other provisions of this Agreement or by applicable law, the Receiptholders at a meeting shall, subject to the provisions of Section 8.11, have the power, subject to all applicable regulatory and exchange approvals, exercisable from time to time by special resolution (and only by special resolution):

(a)
to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Receiptholders or the Subscription Receipt Agent, against the Corporation or against its undertaking, property and assets or any part thereof whether such rights arise under this Agreement or the Subscription Receipt Certificates or otherwise;

(b)
to amend, alter or repeal any special resolution previously passed or sanctioned by the Receiptholders, provided that, to the extent that such special resolution was passed by the holders of Receiptholders and Public Receiptholders voting together pursuant to Section 8.17, any special resolution to effect such amendment, alteration or repeal must be approved by Receiptholders and Public Receiptholders voting together in accordance with the procedures set forth in Section 8.17;

(c)
to direct or to authorize the Subscription Receipt Agent to enforce any of the covenants on the part of the Corporation contained in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders in any manner specified in such special resolution or to refrain from enforcing any such covenant or right;

(d)
to waive, and to direct the Subscription Receipt Agent to waive, any default on the part of the Corporation in complying with any provisions of this Agreement or the Subscription Receipt Certificates either unconditionally or upon any conditions specified in such special resolution;

(e)
to restrain any Receiptholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders;

(f)
to direct any Receiptholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Receiptholder in connection therewith;

(g)
to assent to any modification of, change in or omission from the provisions contained in the Subscription Receipt Certificates or this Agreement or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Subscription Receipt Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission;

(h)
with the consent of the Corporation (such consent not to be unreasonably withheld), to remove the Subscription Receipt Agent or its successor in office and to appoint a new subscription receipt agent to take the place of the Subscription Receipt Agent so removed; and

(i)
to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Common Shares or other securities of the Corporation.

8.11	Meaning of Special Resolution

(a)	The expression “special resolution” when used in this Agreement means, subject as hereinafter provided in this Section 8.11 and in Section 8.14, a resolution proposed at a meeting of Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 8 at which there are not less than one Receiptholder present in person or by proxy holding, in aggregate, not less than 25% of the then outstanding Subscription Receipts and passed by the affirmative votes of Receiptholders holding, in aggregate, not less than 66⅔% of the Subscription Receipts represented at the meeting and voted on a poll upon such resolution.

(b)
Notwithstanding Section 8.11(a), if, at any meeting called for the purpose of passing a special resolution, at least one Receiptholder holding, in aggregate, not less than 25% of the then outstanding Subscription Receipts are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Receiptholders or on a Receiptholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 14 nor more than 60 days later, and to such place and time as may be determined by the chairperson. Not less than 7 days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 11.2. It shall not be necessary for such notice to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting:

(i)
if the special resolution purports to exercise any of the powers conferred pursuant to Sections 8.10(a), 8.10(d) or 8.10(i) or purports to change the provisions of this Section 8.11 or of Section 8.14 or Section 8.17 or purports to amend, alter or repeal any special resolution previously passed or sanctioned by the Receiptholders in exercise of the powers referred to in this paragraph, a quorum for the transaction of business shall consist of Receiptholders holding, in aggregate, not less than 25% of the then outstanding Subscription Receipts present in person or by proxy; and

(ii)	in any other case, a quorum for the transaction of business shall consist of such Receiptholders as are present in person or by proxy.

(c)
Subject to Section 8.11(b)(i), at any such adjourned meeting, any resolution passed by the requisite votes as provided in Section 8.11(a) shall be a special resolution within the meaning of this Agreement notwithstanding that Receiptholders holding, in aggregate, not less than 25% of the then outstanding Subscription Receipts are not present in person or by proxy at such adjourned meeting.

(d)	Votes on a special resolution shall always be given on a poll and no demand for a poll on a special resolution shall be necessary.

8.12	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Receiptholders by special resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Receiptholders to exercise such power or powers or combination of powers then or thereafter from time to time.

8.13	Minutes

Minutes of all resolutions and proceedings at every meeting of Receiptholders shall be made and duly entered in books to be provided from time to time for that purpose by the Subscription Receipt Agent at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairperson or the secretary of the meeting at which such resolutions were passed or proceedings had or by the chairperson or secretary of the next succeeding meeting held shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed or proceedings taken thereat shall be deemed to have been duly passed and taken.

8.14	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Receiptholders at a meeting held as provided in this Article 8 may also be taken and exercised by an instrument in writing signed in one or more counterparts by one or more Receiptholders or by their attorneys duly appointed in writing, (i) holding, in aggregate, at least a majority of the then outstanding Subscription Receipts with respect to a resolution that is not a special resolution and the expression “resolution” when used in this Agreement shall include an instrument so signed, and (ii) holding, in aggregate, at least 66⅔% of the then outstanding Subscription Receipts with respect to a special resolution, and the expression “special resolution” when used in this Agreement shall include an instrument so signed.

8.15	Binding Effect of Resolutions

Every resolution and every special resolution passed in accordance with the provisions of this Article 8 at a meeting of Receiptholders shall be binding upon all the Receiptholders, whether present at or absent from such meeting, and every instrument in writing signed by Receiptholders in accordance with Section 8.14 shall be binding upon all the Receiptholders, whether signatories thereto or not, and each and every Receiptholder and the Subscription Receipt Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

8.16	Holdings by the Corporation Disregarded

In determining whether Receiptholders holding the requisite number of Subscription Receipts are present at a meeting of Receiptholders for the purpose of determining a quorum or for the purpose of concurring in any consent, waiver, special resolution, Receiptholders’ Request or other action under this Agreement, Subscription Receipts owned legally or beneficially by the Corporation or any subsidiary of the Corporation shall be disregarded in accordance with the provisions of Section 11.7.

8.17	Voting with Public Receiptholders

Notwithstanding any other provision of this Agreement, in the event that the Corporation proposes any modification of, change in or omission from any of the Common Provisions, such modification, change or omission shall be deemed to be approved by the Receiptholders hereunder if such modification, change or omission is approved by the Receiptholders and the Public Receiptholders voting together as a single class in accordance with the procedures set forth in Article 8 (including, for greater clarity, Section 8.14 thereof) of the Public Subscription Receipt Agreement and any such special resolution passed by such Receiptholders and Public Receiptholders voting together shall be considered a special resolution for purposes of this Agreement.

ARTICLE 9
SUPPLEMENTAL AGREEMENTS

9.1	Provision for Supplemental Agreements for Certain Purposes

From time to time the Corporation, the Purchaser and the Subscription Receipt Agent may, subject to the provisions hereof and subject to regulatory approval, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, agreements supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)
adding to the provisions hereof such additional covenants, enforcement provisions and other provisions for the protection of Receiptholders as, in the opinion of Counsel, are necessary or advisable in the circumstances, provided that the same are not, in the opinion of the Subscription Receipt Agent relying on Counsel, prejudicial to the interests of the Receiptholders;

(b)	giving effect to any special resolution passed as provided in Article 8;

(c)
making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Subscription Receipt Agent relying on Counsel, prejudicial to the interests of the Receiptholders;

(d)
evidencing the succession, or successive successions, of other corporations to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Agreement;

(e)	making any modification of any of the provisions of this Agreement which, in the opinion of Counsel, is of a formal, minor or technical nature;

(f)	adding to or altering the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipt

Certificates, and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof;

(g)
modifying any of the provisions of this Agreement, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Subscription Receipt Agent relying on Counsel, such modification or relief is not prejudicial to the interests of the Receiptholders or of the Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may in its sole discretion decline to enter into any such supplemental agreement which in its opinion may not afford adequate protection to the Subscription Receipt Agent when the same shall become operative;

(h)
correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that, in the opinion of the Subscription Receipt Agent relying on Counsel, the rights of the Subscription Receipt Agent and the Receiptholders are not materially prejudiced thereby; and

(i)
for any other purpose not inconsistent with the terms of this Agreement provided that, in the opinion of the Subscription Receipt Agent relying on Counsel, the rights of the Subscription Receipt Agent and of the Receiptholders are not materially prejudiced thereby.

ARTICLE 10
CONCERNING THE SUBSCRIPTION RECEIPT AGENT

10.1	Rights and Duties of Subscription Receipt Agent

(a)
In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent shall exercise that degree of care, diligence and skill that a reasonably prudent subscription receipt agent would exercise in comparable circumstances. No provision of this Agreement shall be construed to relieve the Subscription Receipt Agent from liability for its own negligence, willful misconduct or bad faith.

(b)
The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Subscription Receipt Agent or the Receiptholders hereunder shall be conditional upon the Receiptholders furnishing, when required by notice by the Subscription Receipt Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and to hold harmless the Subscription Receipt Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Subscription Receipt Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c)
The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipts held by them, for which Subscription Receipts the Subscription Receipt Agent shall issue receipts.

(d)
Every provision of this Agreement that by its terms relieves the Subscription Receipt Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of this Section 10.1 and of Section 10.2.

(e)
The Subscription Receipt Agent shall have no duties except those expressly set forth herein, and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of, this Agreement, unless received by it in writing and signed by the other Parties hereto and, if its duties herein are affected, unless it shall have given its prior written consent thereto.

(f)	The Subscription Receipt Agent shall not be responsible for ensuring that the Proceeds are used in the manner contemplated by the Prospectus.

(g)
The Subscription Receipt Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement, which documentation does not require the exercise of any discretion or independent judgment.

(h)	The Subscription Receipt Agent shall incur no liability whatsoever with respect to the delivery or non-delivery of any certificates whether delivered by hand, mail or any other means.

(i)	The Subscription Receipt Agent shall not be responsible or liable in any manner whatsoever for the deficiency, correctness, genuineness or validity of any securities deposited with it.

(j)
The Subscription Receipt Agent is acting as an agent (and not a trustee) of the Corporation and the Receiptholders and the Parties hereto do not intend to create a trust by virtue of the rights and obligations created by this Agreement.

10.2	Evidence, Experts and Advisers

(a)
In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation shall furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as the Subscription Receipt Agent may reasonably require by written notice to the Corporation.

(b)
In the exercise of its rights and duties hereunder, the Subscription Receipt Agent may, if it is acting in good faith, act and rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Subscription Receipt Agent pursuant to any provision hereof or pursuant to a request of the Subscription Receipt Agent.

(c)
Whenever it is provided in this Agreement that the Corporation shall deposit with the Subscription Receipt Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Subscription Receipt Agent take the action to be based thereon.

(d)
Proof of the execution of an instrument in writing, including a Receiptholders’ Request, by any Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Subscription Receipt Agent may consider adequate.

(e)
The Subscription Receipt Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(f)
The Subscription Receipt Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder upon notice to the Corporation and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Subscription Receipt Agent.

(g)
The Subscription Receipt Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from Counsel, or any accountant, appraiser or other expert or adviser, whether retained or employed by the Corporation or by the Subscription Receipt Agent with respect to any matter arising in relation to the Agreement.

10.3	Actions by Subscription Receipt Agent to Protect Interest

The Subscription Receipt Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Receiptholders.

10.4	Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent shall not be required to give any bond or security in respect of the execution of this Agreement or otherwise in respect of the premises.

10.5	Protection of Subscription Receipt Agent

By way of supplement to the provisions of any law for the time being relating to trustees (notwithstanding that the Parties do not intend to create a trust), it is expressly declared and agreed as follows:

(a)
the Subscription Receipt Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 2.8(b), 10.7 or 10.10 or in the certificate of the Subscription Receipt Agent on the Subscription Receipt Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b)
nothing herein contained shall impose any obligation on the Subscription Receipt Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(c)	the Subscription Receipt Agent shall not be bound to give notice to any Person of the execution hereof;

(d)
the Subscription Receipt Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation; and

(e)
the Corporation shall indemnify and save harmless the Subscription Receipt Agent and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever which may be brought against the Subscription Receipt Agent which it may suffer or incur as a result of or arising out of the performance of its duties and obligations under this Agreement, including any and all legal fees and disbursements of whatever kind or nature, save only in the event of the negligence, willful misconduct or bad faith of the Subscription Receipt Agent. It is understood and agreed that this indemnification shall survive the termination or discharge of this Agreement or the resignation or removal of the Subscription Receipt Agent.

10.6	Replacement of Subscription Receipt Agent; Successor by Merger

(a)
The Subscription Receipt Agent may resign its appointment and be discharged from all other duties and liabilities hereunder, subject to this Section 10.6, by giving to the Corporation not less than 30 days prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Receiptholders by special resolution shall have power at any time to remove the existing Subscription Receipt Agent and to appoint a new subscription receipt agent. In the event of the Subscription Receipt Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new subscription receipt agent unless a new subscription receipt agent has already been appointed by the Receiptholders; failing such appointment by the Corporation, the retiring Subscription Receipt Agent or any Receiptholder may apply to a justice of the Superior Court of Justice (Ontario) on such notice as such justice may direct, for the appointment of a new subscription receipt agent; but any new subscription receipt agent so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Receiptholders. Any new subscription receipt agent appointed under any provision of this Section 10.6 shall be a corporation authorized to carry on the business of a trust company in the Province of Ontario and, if required by the applicable legislation for any other provinces, in such other provinces. On any such appointment the new subscription receipt agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent hereunder. At the request of the Corporation or the new subscription receipt agent, the retiring Subscription Receipt Agent, upon payment of the amounts, if any, due to it pursuant to Section 5.3, shall duly assign, transfer and deliver to the new subscription receipt agent all property and money held and all records kept by the retiring Subscription Receipt Agent hereunder or in connection herewith.

(b)	Upon the appointment of a successor subscription receipt agent, the Corporation shall promptly notify the Receiptholders thereof in the manner provided for in Article 11 hereof.

(c)
Any corporation into or with which the Subscription Receipt Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Subscription Receipt Agent shall be a party, or any corporation succeeding to the corporate trust business of the Subscription Receipt Agent shall be the successor to the Subscription Receipt Agent hereunder without any further act on its part or any of the Parties hereto, provided that such corporation would be eligible for appointment as a successor subscription receipt agent under Section 10.6(a).

(d)	Any Subscription Receipt Certificate certified but not delivered by a predecessor Subscription Receipt Agent may be delivered by the successor subscription receipt agent in the name of the predecessor or successor Subscription Receipt Agent.

10.7	Conflict of Interest

(a)
The Subscription Receipt Agent represents to the Corporation and the Purchaser that at the time of execution and delivery hereof no material conflict of interest exists between its role as subscription receipt agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 30 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its appointment as Subscription Receipt Agent hereunder to a successor subscription receipt agent approved by the Corporation and meeting the requirements set forth in Section 10.6(a). Notwithstanding the foregoing provisions of this Section 10.7(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Subscription Receipts shall not be affected in any manner whatsoever by reason thereof.

(b)
Subject to Section 10.7(a), the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any affiliated entity of the Corporation without being liable to account for any profit made thereby.

10.8	Acceptance of Appointment

The Subscription Receipt Agent hereby accepts the appointment as subscription receipt agent in this Agreement and agrees to perform its duties hereunder upon the terms and conditions herein set forth.

10.9	Subscription Receipt Agent Not to be Appointed Receiver

The Subscription Receipt Agent and any Person related to the Subscription Receipt Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

10.10	Subscription Receipt Agent Authorized to Carry on Business

The Subscription Receipt Agent represents and warrants to the Corporation and the Purchaser that it is a corporation authorized to carry on the business of a trust company in the Province of Ontario and, if required by the applicable legislation of any other province or territory, in such other province or territory.

10.11	Anti-Money Laundering and Privacy

The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, acting reasonably, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days prior written notice sent to all Parties provided that (i) the Subscription Receipt Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Subscription Receipt Agent’s satisfaction, acting reasonably, within such 10 day period, then such resignation shall not be effective.

The Parties acknowledge that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such Parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and may use such information for the following purposes:

(a)	to provide the services required under this Agreement and other services that may be requested from time to time;

(b)	to help the Subscription Receipt Agent manage its servicing relationships with such individuals;

(c)	to meet the Subscription Receipt Agent’s legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Subscription Receipt Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each Party acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Subscription Receipt Agent shall make available on its website or upon request, including revisions thereto. Further, each Party agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent any personal information relating to an individual who is not a party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

ARTICLE 11
GENERAL

11.1	Notice to the Corporation, Subscription Receipt Agent and the Purchaser

(a)
Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation, the Purchaser or the Subscription Receipt Agent shall be deemed to be validly given if delivered by hand courier or if transmitted by facsimile:

(i)	if to the Corporation:

c/o Manulife Financial Corporation
200 Bloor Street East
Toronto, Ontario
M4W 1E5

Attention:                      H. Steven Moore
Facsimile:                      (416) 926-5834

with a copy to (which does not constitute notice):

Torys LLP
Suite 3000
79 Wellington Street West
Toronto, Ontario
M5K 1N2

Attention:                      David A. Seville
Facsimile:                      (416) 865-7380

(ii)	if to the Purchaser:

Caisse de dépôt et placement du Québec
Centre CDP Capital
1000, Place Jean-Paul-Riopelle
Montréal (Québec) H2Z 2B3
Canada

Attention:	Francois Boudreault, Directeur, Investissements, Placements Privés

Facsimile:	(514) 847-2804

with a copy to (which does not constitute notice):

Attention:	Sophie Lussier, Directrice principale, Affaires juridiques, Marchés financiers et produits dérivés

Facsimile:	(514) 281-5212

(iii)	if to the Subscription Receipt Agent:

CST Trust Company
320 Bay Street, 3rd Floor
Toronto, ON
M5H 4A6

Attention:                      Greg Ashby, Relationship Manager
Facsimile:                      1-877-715-0494

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if transmitted by facsimile on the day of confirmation of transmission by the originating facsimile or, if such day is not a Business Day, on the first Business Day following the day of transmission. Accidental error or omission in giving notice or accidental failure to mail notice to any Receiptholder will not invalidate any action or proceeding founded thereon.

(b)
The Corporation, the Purchaser or the Subscription Receipt Agent, as the case may be, may from time to time notify the other Parties to this Agreement in the manner provided in Section 11.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation, the Purchaser or the Subscription Receipt Agent, as the case may be, for all purposes of this Agreement.

11.2	Notice to Receiptholders

(a)
Any notice to the Receiptholders under the provisions of this Agreement shall be valid and effective if delivered or sent by letter or circular through the ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, five Business Days following actual posting of the notice.

(b)
If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Receiptholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered personally to such Receiptholders or if delivered to the address for such Receiptholders contained in the register of Subscription Receipts maintained by the Subscription Receipt Agent.

(c)	Accidental error or omissions in giving notice or accidental failure to mail notice to any Receiptholder will not invalidate any action or proceeding founded thereon.

(d)	All notices to joint holders of any Subscription Receipt may be given to whichever one of the holders thereof is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all such joint holders of the Subscription Receipt.

11.3	Ownership of Subscription Receipts

The Corporation and the Subscription Receipt Agent may deem and treat the registered owner of any Subscription Receipt Certificate or, in the case of a transferee who has surrendered a Subscription Receipt Certificate in accordance with and as contemplated in Sections 2.9, 2.10 and 2.11, such transferee, as the absolute owner of the Subscription Receipt represented thereby for all purposes, and the Corporation and the Subscription Receipt Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction. A Receiptholder shall be entitled to the rights evidenced by such Subscription Receipt Certificate free from all equities or rights of set off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such Receiptholder for the Underlying Common Shares which may be acquired pursuant thereto shall be a good discharge to the Corporation and the Subscription Receipt Agent for the same and neither the Corporation nor the Subscription Receipt Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction.

11.4	Evidence of Ownership

(a)
Upon receipt of a certificate of any bank, trust company or other depository satisfactory to the Subscription Receipt Agent stating that the Subscription Receipts specified therein have been deposited by a named Person with such bank, trust company or other depository and will remain so deposited until the expiry of the period specified therein, the Corporation and the Subscription Receipt Agent may treat the Person so named as the owner, and such certificate as sufficient evidence of the ownership by such Person of such Subscription Receipt during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Subscription Receipt so deposited.

(b)
The Corporation and the Subscription Receipt Agent may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any Person (i) the signature of any officer of any bank, trust company, or other depository satisfactory to the Subscription Receipt Agent as witness of such execution, (ii) the certificate of any notary public or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made that the Person signing acknowledged to him the execution thereof, or (iii) a statutory declaration of a witness of such execution.

11.5	Satisfaction and Discharge of Agreement

Upon the earliest of:

(a)
the issuance of one or more certificates or Book-Entry Only System customer confirmation(s) representing Underlying Common Shares for the account of Receiptholders, the payment of all monies required to be paid to all Receiptholders as provided in Section 3.4 and the payment of monies if any required to be paid to the Corporation pursuant to Section 3.2; or

(b)	the payment of all monies required where a Termination Event occurs as provided in Section 3.7;

this Agreement shall cease to be of further effect and the Subscription Receipt Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Subscription Receipt Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Agreement. Notwithstanding the foregoing, the indemnities provided to the Subscription Receipt Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Agreement.

11.6	Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Receiptholders

Nothing in this Agreement or in the Subscription Receipt Certificates, expressed or implied, shall give or be construed to give to any Person other than the Parties hereto, the Receiptholders and the transferees of Subscription Receipts as contemplated in Sections 3.4 and 3.7, as the case may be, any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the Parties hereto, the Receiptholders and such transferees.

11.7	Subscription Receipts Owned by the Corporation or its Subsidiaries − Certificate to be Provided

For the purpose of disregarding any Subscription Receipts owned legally or beneficially by the Corporation or any subsidiary of the Corporation in Section 8.16, the Corporation shall provide to the Subscription Receipt Agent, upon request, a certificate of the Corporation setting forth as at the date of such certificate the number of Subscription Receipts owned legally or beneficially by the Corporation or any subsidiary of the Corporation, and the Subscription Receipt Agent, in making the computations in Section 8.16, shall be entitled to act and rely on such certificate without requiring further evidence thereof.

11.8	Effect of Execution

Notwithstanding any provision of this Agreement, should any Subscription Receipt Certificates be issued and certified in accordance with the terms hereof prior to the actual time of execution of this Agreement by the Corporation and the Subscription Receipt Agent, any such Subscription Receipt Certificates shall be void and of no value and effect until such actual execution.

11.9	Jurisdiction of Execution

The parties hereto hereby acknowledge that this Agreement has been executed outside of the Province of Québec.

11.10	Time of Essence

Time is and shall remain of the essence of this Agreement.

11.11	Force Majeure

No Party shall be liable to any other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental or regulatory action, earthquakes, or any other similar extreme causes in each case affecting the general population (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures which in each case affect the general population). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is properly excusable under this Section 11.11, but such extension is not cumulative and shall not apply in circumstances where performance was not due at the relevant time.

11.12	Assignment

This Agreement may be assigned by the Purchaser with the prior written consent of the Corporation and the Subscription Receipt Agent (such consent of the Corporation and the Subscription Receipt Agent not to be unreasonably withheld).

11.13	Counterparts

This Agreement may be executed and delivered in counterparts by facsimile or other electronic transmission, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

[Balance of this page intentionally left blank]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement.

MANULIFE FINANCIAL CORPORATION
By:	“H. Steven Moore”
Name: H. Steven Moore Title: Senior Vice President, Treasurer and Investor Relations

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC
By:	“Luc Houle”
Name: Luc Houle Title: Executive Vice-President, Québec
By:	“François Boudreault”
Name: François Boudreault Title: Manager

CST TRUST COMPANY
By:	“Gregory Ashby”
Name: Gregory Ashby Title: Authorized Signatory
By:	“Christopher de Lima”
Name: Christopher de Lima Title: Authorized Signatory

SCHEDULE “A”
FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

Unless this Certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Manulife Financial Corporation (the “Issuer”) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.  This certificate is issued pursuant to a Book Entry Only Securities Services Agreement between Issuer and CDS, as such agreement may be replaced or amended from time to time.

Unless permitted under securities legislation, the holder of this security must not trade the security before ■ {insert date that is four months and a day after the distribution date}.

MANULIFE FINANCIAL CORPORATION
(A Canadian corporation incorporated under
the Insurance Companies Act (Canada))

Number: ■	CUSIP: ■

THIS IS TO CERTIFY THAT                                                                _                       (the “holder”) is the registered holder of ■ Subscription Receipts represented hereby.

The Subscription Receipts represented by this Subscription Receipt certificate (“Certificate”) are issued pursuant to a Subscription Receipt Agreement (“Agreement”) made as of September 15, 2014 between Manulife Financial Corporation (the “Corporation”), CST Trust Company (the “Subscription Receipt Agent”), and Caisse de dépôt et placement du Québec.

Capitalized terms used in the Agreement have the same meaning herein as in the Agreement, unless otherwise defined.

Each Subscription Receipt entitles the holder to receive, in accordance with the terms of, and subject to, the Subscription Receipt Agreement:

(a)
if the Transaction Closing occurs on or before the Deadline, to automatically receive, without any action on the part of the Receiptholder and without payment of additional consideration, one Underlying Common Share for each Subscription Receipt held by the Receiptholder (subject to applicable adjustments), together with an amount equal to the Dividend Equivalent, if any, less any applicable withholding taxes; or

(b)
if a Termination Event occurs, to receive an amount equal to the Subscription Price for such Subscription Receipt and the Receiptholder’s pro rata share of the Earned Interest, less any applicable withholding taxes, if any.

The Subscription Receipts represented hereby are issued under and pursuant to the Agreement. Reference is hereby made to the Agreement and any and all other instruments supplemental or ancillary thereto for a full description of the rights of the holders of the Subscription Receipts and the terms and conditions upon which such Subscription Receipts are, or are to be, issued and held, all to the same effect as if the provisions of the Agreement and all instruments supplemental or ancillary thereto were herein set forth, and to all of which provisions the holder of these Subscription Receipts by acceptance hereof assents. In the event of a conflict or inconsistency between the terms of the Agreement and this Certificate, the terms of the Agreement shall prevail.

The Agreement provides for adjustments to the right of subscription, including the amount of and kind of securities or other property issuable upon the automatic exchange of the Subscription Receipts, upon the happening of certain stated events, including the subdivision or consolidation of the Common Shares, certain distributions of Common Shares or securities convertible into Common Shares or of other securities or assets of the Corporation, certain offerings or rights, warrants or options, and certain capital reorganizations.

The Subscription Receipts and the Underlying Common Shares issuable upon the automatic exchange of these Subscription Receipts have not been and will not be registered under the U.S. Securities Act or under the securities laws of any state or other jurisdiction of the United States.

The holding of the Subscription Receipts evidenced by this Certificate shall not constitute the holder hereof a shareholder of the Corporation or entitle such holder to any right or interest in respect thereof except as herein and in the Agreement expressly provided.

The Agreement contains provisions making binding upon all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and by instruments in writing signed by the holders of a specified majority of the outstanding Subscription Receipts.

The Subscription Receipts evidenced by this Certificate may be transferred on the register kept at the offices of the Subscription Receipt Agent by the registered holder hereof or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Subscription Receipt Agent, only upon payment of the charges provided for in the Agreement and upon compliance with such reasonable requirements as the Subscription Receipt Agent may prescribe. The transfer register shall be closed at 5:00 p.m. (Toronto time) on the earlier to occur of the Transaction Closing Date and the Termination Date.

This Certificate shall not be valid for any purpose whatsoever unless and until it has been countersigned by or on behalf of the Subscription Receipt Agent.

Time shall be of the essence hereof. This Certificate is governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

*    *    *    *    *

IN WITNESS WHEREOF the Corporation has caused this Certificate to be signed by its duly authorized representative as of _______________________, 2014.

Countersigned by

MANULIFE FINANCIAL CORPORATION
By:
Name: Title:

By:
Name: Title:

CST TRUST COMPANY as Subscription Receipt Agent
By:
Name: Title:

SCHEDULE “B”
FORM OF ESCROW RELEASE NOTICE

TO:	CST Trust Company (the “Subscription Receipt Agent”)
AND TO:	Caisse de dépôt et placement du Québec (the “Purchaser”)

Reference is made to the Subscription Receipt Agreement made as of September 15, 2014 between Manulife Financial Corporation (the “Corporation”), the Purchaser and the Subscription Receipt Agent (capitalized terms used herein without definition having the meanings specified therein).

In accordance with the provisions of the Subscription Receipt Agreement we are writing to advise you that each of the Escrow Release Conditions has been satisfied and that the Transaction Closing will occur on or before the Deadline.

In accordance with Section 3.1, 3.2 and 3.4 of the Subscription Receipt Agreement, you are hereby irrevocably directed in your capacity as Subscription Receipt Agent, to release the Escrowed Funds as follows:

(a)	as to $■: being the applicable Dividend Equivalent less applicable withholding taxes, to the Receiptholders in accordance with Section 3.4(a) of the Subscription Receipt Agreement; and

(b)	as to the balance of the Escrowed Funds: to the Corporation at {insert wire instructions} or as otherwise directed. Payment is to be made forthwith.

[Remainder of page intentionally left blank.]

B-2

The foregoing direction is irrevocable, may be executed and delivered in counterparts by facsimile or other electronic transmission, and shall constitute your good and sufficient authority for making such payments as directed above.

DATED the                day of ___________________  , ________.

MANULIFE FINANCIAL CORPORATION
By:
Authorized Signing Officer